150-14 132nd Avenue	www.janelgroup.com	Phone: (718) 527-3800
Jamaica, NY 11434	www.janelgroup.net	Fax: (718) 527-1689

October 17, 2011

Via EDGAR – Correspondence
Sondra Snyder
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549

Re:	Janel World Trade, Ltd. – Extension to File Response
Form 10-K for Fiscal Year Ended September 30, 2010, filed December 28, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2011, filed August 15, 2011
File No. 333-60608

Dear Ms. Snyder:

In reference to our conversation of October 13, 2011 whereby we requested an extension to file our response to your letter of September 28, 2011 regarding the above File number.  This is to confirm that we agreed that our response will be filed no later than 10 business days from the date the original response was due.

We appreciate your assistance.  Should you require anything further, please contact me at (516) 593-1390 ext. 4008.

Very truly yours, JANEL WORLD TRADE, LTD. /s/ Philip J. Dubato Philip J. Dubato Chief Financial Officer

cc:	James N. Jannello Chief Executive Officer